                                                                    Exhibit 99.1

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                             WASHINGTON, D.C. 20429



                                   FORM 10-Q

      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 FOR THE QUARTER ENDED SEPTEMBER 30, 1997


                         FDIC Certificate No. 28 178-6


                             Northwest Savings Bank
                -----------------------------------------------
             (Exact name of registrant as specified in its charter)


                                  Pennsylvania
                       --------------------------------
         (State or other jurisdiction of incorporation or organization)


                                   23-2790930
                        ------------------------------
                      (I.R.S. Employer Identification No.)


Second at Liberty Avenue
Warren, Pennsylvania                                   16365
-------------------------                              -----
(Address of principal executive office)              (Zip Code)


      Registrant's telephone number, including area code:  (814) 726-2140


                             Not applicable
                -----------------------------------------------
             (Former name, former address and former fiscal year,
                         if change since last report)

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes   X    No
                                               ------    ------

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: There were 23,376,560 shares of the Bank's common stock outstanding as of September 30, 1997.

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES



                                     INDEX



PART I     FINANCIAL INFORMATION                                     PAGE



Item 1.    Financial Statements                                      1 - 8

           - Consolidated Statements of Financial Condition

           - Consolidated Statements of Income

           - Consolidated Statements of Stockholders' Equity

           - Consolidated Statements of Cash Flows

           - Notes to Consolidated Financial Statements

Item 2.    Management's Discussion and Analysis of                   9 - 16
           Financial Condition and Results of
           Operations


PART II    OTHER INFORMATION                                        17 - 20

                          ITEM 1. FINANCIAL STATEMENTS



                     NORTHWEST SAVINGS BANK AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (UNAUDITED)
                             (DOLLARS IN THOUSANDS)


                                                                          SEPTEMBER 30,      JUNE 30,
                                  ASSETS                                      1997             1997
--------------------------------------------------------------------      -------------    ------------
CASH AND CASH EQUIVALENTS                                                 $    12,667           13,747
INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL
    INSTITUTIONS                                                               13,791           57,765
MARKETABLE SECURITIES AVAILABLE FOR SALE                                      269,493          259,720
MARKETABLE SECURITIES HELD-TO-MATURITY (MARKET VALUE
    OF $155,552 AND $152,744)                                                 156,300          153,980
                                                                          -----------      -----------
         TOTAL CASH, INTEREST-BEARING DEPOSITS AND
         MARKETABLE SECURITIES                                                452,251          485,212
LOANS RECEIVABLE, NET OF ALLOWANCE FOR ESTIMATED
    LOSSES OF $13,828 AND $13,611                                           1,580,013        1,536,498
ACCRUED INTEREST RECEIVABLE                                                    11,294           11,027
REAL ESTATE OWNED                                                               4,611            4,549
FEDERAL HOME LOAN BANK STOCK, AT COST                                          12,144           12,144
PREMISES AND EQUIPMENT, NET                                                    21,886           21,481
GOODWILL AND OTHER INTANGIBLES                                                 11,324           11,586
OTHER ASSETS                                                                    7,221            8,866
                                                                          -----------      -----------
               TOTAL ASSETS                                               $ 2,100,744        2,091,363
                                                                          ===========      ===========


                   LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------
LIABILITIES:
    DEPOSITS                                                              $ 1,688,962        1,640,815
    BORROWED FUNDS                                                            183,873          223,458
    ADVANCES BY BORROWERS FOR TAXES AND INSURANCE                               6,631           12,985
    ACCRUED INTEREST PAYABLE                                                    6,321            4,312
    OTHER LIABILITIES                                                          12,515           11,299
                                                                          -----------      -----------
        TOTAL LIABILITIES                                                   1,898,302        1,892,869

SHAREHOLDERS' EQUITY:
    COMMON STOCK, $.10 PAR VALUE: 50,000,000 SHARES
        AUTHORIZED, 23,376,560  AND 23,376,000 ISSUED AND
        OUTSTANDING AT 9/30/97 AND 6/30/97, RESPECTIVELY                        2,338            2,338
    PAID-IN CAPITAL                                                            67,860           67,854
    RETAINED EARNINGS                                                         134,390          131,423
    NET UNREALIZED GAIN/(LOSS) ON SECURITIES AVAILABLE-
        FOR-SALE, NET OF INCOME TAXES                                           2,001            1,026
    UNEARNED EMPLOYEE STOCK OWNERSHIP PLAN SHARES                              (2,358)          (2,358)
    UNEARNED RECOGNITION AND RETENTION PLAN SHARES                             (1,789)          (1,789)
                                                                          -----------      -----------
                                                                              202,442          198,494
                                                                          -----------      -----------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $ 2,100,744        2,091,363
                                                                          ===========      ===========

See accompanying notes to unaudited consolidated financial statements

                     NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                         THREE MONTHS
                                                                      ENDED SEPTEMBER 30,
                                                                     1997          1996
                                                                   --------      --------
INTEREST INCOME:
    LOANS RECEIVABLE                                               $ 33,905        30,504
    MORTGAGE-BACKED SECURITIES                                        4,788         4,785
    INVESTMENT SECURITIES                                             2,136         1,639
    INTEREST EARNING DEPOSITS                                           107           112
                                                                   --------      --------
            TOTAL INTEREST INCOME                                    40,936        37,040
INTEREST EXPENSE:
    SAVINGS DEPOSITS                                                 19,804        17,367
    BORROWED FUNDS                                                    2,360         2,274
                                                                   --------      --------
            TOTAL INTEREST EXPENSE                                   22,164        19,641

            NET INTEREST INCOME                                      18,772        17,399
PROVISION FOR POSSIBLE LOAN LOSSES                                      660           217
                                                                   --------      --------
            NET INTEREST INCOME AFTER PROVISION
              FOR POSSIBLE LOAN LOSSES                               18,112        17,182

NONINTEREST INCOME:
    LOAN SERVICE CHARGES                                                269           277
    SERVICE FEES ON DEPOSIT ACCOUNTS                                    492           339
    GAIN ON SALE OF MARKETABLE SECURITIES (NET)                           0             0
    LOSS ON SALE OF LOANS (NET)                                        (180)          (54)
    GAIN/(LOSS) ON SALE OF REAL ESTATE OWNED                            (66)          198
    DIVIDENDS ON FHLB STOCK                                             210           173
    OTHER OPERATING INCOME                                              803           638
                                                                   --------      --------
            TOTAL NONINTEREST INCOME                                  1,528         1,571

NONINTEREST EXPENSES:
    COMPENSATION AND EMPLOYEE BENEFITS                                6,671         6,341
    PREMISES AND OCCUPANCY COSTS                                      1,324         1,219
    OFFICE OPERATIONS EXPENSE                                           832           647
    SAIF RECAPITALIZATION ASSESSMENT                                      0         8,565
    FEDERAL INSURANCE PREMIUMS                                          254           804
    DATA PROCESSING                                                     301           260
    CHECK PROCESSING AND ATM EXPENSE                                    336           391
    BANK SERVICE CHARGES                                                241           227
    MARKETING                                                           340           266
    LEGAL, AUDIT AND PROFESSIONAL EXPENSE                               260           247
    REAL ESTATE OWNED EXPENSE                                           184           141
    AMORTIZATION EXPENSE                                                272           502
    OTHER EXPENSES                                                      329           339
                                                                   --------      --------
            TOTAL NONINTEREST EXPENSE                                11,344        19,949

            INCOME BEFORE INCOME TAXES                                8,296        (1,196)
            STATE AND FEDERAL INCOME TAXES                            3,459          (364)
                                                                   --------      --------
                  NET INCOME                                       $  4,837          (832)
                                                                   ========      ========


EARNINGS PER SHARE                                                 $   0.21         (0.04)
                                                                   ========      ========

See accompanying notes to unaudited consolidated financial statements.

                     NORTHWEST SAVINGS BANK AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                                Unrealized     Unearned     Unearned
                                                                                  Gain on      Employee    Recognition
                                    Common Stock                                Securities       Stock         and         Total
                                ---------------------     Paid-in   Retained    Available-     Ownership    Retention  Shareholders'
                                  Shares      Amount      Capital   Earnings     For-Sale     Plan Shares  Plan Shares    Equity
                                ----------  ---------    --------   --------   ------------   -----------  ----------- ------------
Beginning balance at 6/30/97    23,376,000  $   2,338      67,854    131,423         1,026        (2,358)      (1,789)     198,494

   Net income                         --         --          --        4,837          --            --           --          4,837

Exercise of stock options              560       --             6       --            --            --           --              6

Dividends declared                    --         --          --       (1,870)         --            --           --         (1,870)

Change in unrealized gain on
   securities, net of tax             --         --          --         --             975          --           --            975
                                ----------  ---------   ---------   --------     ---------    ----------   ----------   ----------

Ending balance at 9/30/97       23,376,560  $   2,338      67,860    134,390         2,001        (2,358)      (1,789)     202,442
                                ==========  =========   =========   ========     =========    ==========   ==========   ==========

                     NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                      Consolidated Statement of Cash Flows
             For the Three Months Ended September 30, 1997 and 1996

                             (Dollars in thousands)


                                                                   Three Months        Three Months
                                                                       Ended               Ended
                                                                      9/30/97             9/30/96
                                                                  ----------------    ----------------
OPERATING ACTIVITIES
  Net Income (Loss)                                             $           4,837                (832)
  Adjustments to reconcile net income to net cash
     provided by operations
         Provision for possible loan losses                                   660                 217
         Net loss (gain) on sales of assets                                   246                (199)
         Depreciation and amortization expense                                796                 460
         Amortization of deferred loan fees                                   (93)               (249)
         Decrease (increase) in other assets                                1,042              (2,076)
         Increase (decrease) in other liabilities                           2,580              12,821
         Amortization of premiums (discounts)
           on marketable securities                                           (97)               (112)
         Noncash compensation expense related to
           stock benefit plans                                                651                 582
                Other                                                           -                   -
                                                                  ----------------    ----------------
           Net cash provided by operating activities                       10,622              10,612

INVESTING ACTIVITIES
         Purchase of marketable securities held-to-maturity                (5,415)                  0
         Purchase of marketable securities available-for-sale             (18,622)             (1,646)
         Proceeds from maturities and principal reductions
           of marketable securities held-to-maturity                        3,158               4,322
         Proceeds from maturities and principal reductions
           of marketable securities available-for-sale                     10,455               2,402
         Proceeds from sales of marketable securities                           -                   -
         Loan originations                                               (152,139)           (144,220)
         Purchases of Loans                                                     -                   -
         Proceeds from loan maturities and principal
           reductions                                                      97,496              89,855
         Proceeds from loan sales                                           9,860              18,560
         Purchase of Federal Home Loan Bank Stock                               -                   -
         Proceeds from sale of real estate owned                              393               1,151
         Purchase of real estate for investment                              (261)               (273)
         Purchase of premises and equipment                                  (939)               (743)
         Payment for acquisitions, net of cash acquired                         -                   -
                                                                  ----------------    ----------------
           Net cash used by investing activities                          (56,014)            (30,592)

                                   (Continued)

                     NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                      Consolidated Statement of Cash Flows

                             (Dollars in thousands)

                                                                       Three Months        Three Months
                                                                           Ended               Ended
                                                                          9/30/97             9/30/96
                                                                      ----------------    ----------------
FINANCING ACTIVITIES
         Increase in deposits, net                                  $          48,147              82,884
         Proceeds from long-term borrowings                                    11,769              15,000
         Repayments of long-term borrowings                                   (16,289)             (9,732)
         Net increase (decrease) in short-term borrowings                     (35,065)            (68,471)
         Increase (decrease) in advances by borrowers for
            taxes and insurance                                                (6,354)             (5,884)
         Common stock acquired by ESOP                                              -                   -
         Cash dividends paid                                                   (1,870)             (1,870)
         Proceeds from sale of stock                                                -                   -
         Capitalization of Northwest Bancorp, MHC                                   -                   -
                                                                      ----------------    ----------------
            Net cash provided by financing activities                             338              11,927

Net increase (decrease) in cash and cash equivalents                $         (45,054)             (8,053)
                                                                      ================    ================

Cash and cash equivalents at beginning of period                    $          71,512              44,304
Net increase (decrease) in cash and cash equivalents                          (45,054)             (8,053)
                                                                      ----------------    ----------------
Cash and cash equivalents at end of period                          $          26,458              36,251
                                                                      ================    ================


Supplemental cash flow disclosure:

Cash paid during the year for:
       Interest on deposits and borrowings (including interest
         credited to deposit accounts of $13,133 and $11,915,
         respectively)                                              $          20,154   $          18,738
                                                                      ================    ================
       Income taxes                                                 $           1,218   $             725
                                                                      ================    ================

Non-cash investing and financing activities:
       Loan foreclosures and repossessions                          $             521   $             486
                                                                      ================    ================
       Sale of real estate owned financed by the Bank               $               2   $              36
                                                                      ================    ================

                         NOTES TO FINANCIAL STATEMENTS

(1)  Basis of Presentation
     ---------------------

The accompanying unaudited consolidated financial statements have been prepared in accordance with instructions for form 10-Q and, accordingly, do not include information for footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. In the opinion of management, all adjustments, consisting of normal recurring adjustments, have been included which are necessary for a fair presentation of financial position and results of operations. The consolidated statements have been prepared using the accounting policies described in the financial statements included in Northwest Savings Bank's Annual Report and on Form 10-K for the fiscal year ended June 30, 1997. Certain items previously reported have been reclassified to conform with the current year's reporting format. The results of operations for the three months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year.


(2)  Principles of Consolidation
     ---------------------------

The accompanying unaudited consolidated financial statements include the accounts of Northwest Savings Bank and its wholly owned subsidiaries, Northwest Financial Services, Inc., Northwest Consumer Discount Company, Northwest Mortgage Corporation, Northwest Capital Group, Inc., Rid Fed, Inc., Northwest Finance Company and Great Northwest Corporation. All significant intercompany items have been eliminated.


(3)  Accounting Developments
     -----------------------

In October of 1995, the FASB released SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes a fair value based method for stock-based compensation plans. SFAS 123 permits entities to expense an estimated fair value of employee stock options or to continue to measure compensation costs for these plans using the intrinsic value accounting method contained in APB Opinion No. 25. Entities that elect to continue to use the intrinsic value method must provide pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. For fiscal 1997 and 1998, the Bank has elected to continue to use the intrinsic value method under APB Opinion No. 25 and will disclose the pro forma effects of SFAS 123 in the footnotes to the annual audited consolidated financial statements.

In June 1996, the FASB released SFAS 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities and distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under SFAS 125, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and does not recognize financial assets it no longer controls and liabilities that have been extinguished. This financial-components approach focuses on the assets and liabilities that exist after the transfer. SFAS 125 also extends the "available-for-sale" or "trading" approach in SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," to non-security financial assets that can contractually be prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. Thus, non-security financial assets that are subject to prepayment risks that could prevent recovery of substantially all of the recorded amount are to be reported at fair value with the change in fair value accounted for depending on the asset's classification as "available-for-sale" or "trading". SFAS 125 is generally effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, with certain provisions having been delayed until after December 31, 1997 by SFAS 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No.125, an amendment of Statement No. 125." Also, the extension of SFAS 115 approach to certain non-security financial assets and the amendment to SFAS 115 is effective for financial assets held on or acquired after January 1, 1997. The adoption of SFAS 125 did not have a material impact on the consolidated financial statements of the Bank.

In February 1997, the FASB released SFAS 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 supercedes APB Opinion No. 15 "Earnings Per Share" and specifies the computation, presentation and disclosure requirements for earnings per share
(EPS) for entities with publicly held stock or potential common stock. Essentially, this promulgation replaces the primary EPS and fully diluted EPS presentations under APB Opinion No. 15 with a basic EPS and diluted EPS presentation. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with a complex capital structure and requires a reconciliation of the components of basic and diluted EPS. Basic EPS excludes common stock equivalents and dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the company. SFAS 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997 and requires restatement of all prior period EPS data presented. Earlier adoption of this statement is not permitted. The following table presents the effects on earnings per share upon the adoption of SFAS 128:

                        September 30,
                        --------------
                         1997    1996
                        -----   ------
     Basic              $0.21  ($0.04)

     Diluted            $0.21  ($0.04)


The impact of this statement on future earnings per share is largely dependent upon future share prices and the amount of stock options outstanding.

In February 1997, the FASB released SFAS 129 "Disclosure of Information about Capital Structure" ("SFAS 129") effective for financial statements for periods ending after December 15, 1997. SFAS 129 summarizes previously issued disclosure guidance contained within APB Opinion Nos. 10 and 15 as well as SFAS
47. No material changes are anticipated to the Bank's disclosures pursuant to the adoption of SFAS 129.

In June 1997, the FASB released SFAS 130 "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners." The comprehensive income and related cumulative equity impact of comprehensive income items will be required to be disclosed prominently as part of the notes to the financial statements. This statement is effective for fiscal years beginning after December 15, 1997.

In June 1997, the FASB released SFAS 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for reporting financial information from operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 uses a "management approach" concept as the basis for identifying reportable segments which focuses on financial information as used internally by an enterprise's decision makers. This statement is effective for periods beginning after December 15, 1997 and is not expected to have a material impact on the consolidated financial statements of the Bank.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Discussion of Financial Condition Changes from June 30, 1997 to September 30,
-----------------------------------------------------------------------------
1997
----

Assets
------

At September 30, 1997, the Bank had total assets of $2.101 billion, an increase of approximately $9.4 million, or .45%, from $2.091 billion at June 30, 1997. This increase was funded primarily from a $48.1 million increase in deposits and a $3.9 million increase in equity which was partially offset by a $39.6 million decrease in borrowed funds.

Cash and cash equivalents, interest-bearing deposits and marketable securities totaled $452.3 million at September 30, 1997, a decrease of $32.9 million, or 6.8%, from $485.2 million at June 30, 1997. This decrease resulted primarily from the maturity of retail repurchase agreements. Net loans receivable increased by $43.5 million, or 2.8%, to $1.580 billion at September 30, 1997 from $1.536 billion at June 30, 1997 as loan demand remained strong in all of the Bank's market areas.


Liabilities
-----------

Deposits increased by $48.1 million, or 2.9%, to $1.689 billion at September 30, 1997 from $1.641 billion at June 30, 1997. This increase resulted from normal deposit growth in existing offices as well as the successful integration and
growth of new offices.   Borrowed funds decreased by $39.6 million, or 17.7%, to
$183.9 million at September 30, 1997 from $223.5 million at June 30, 1997 as the Bank's deposit growth was used to replace overnight borrowings from the FHLB which had matured. Advances by borrowers for taxes and insurance decreased by $6.4 million, or 49.2%, to $6.6 million at September 30, 1997 from $13.0 million at June 30, 1997. This decrease typically occurs in the third calendar quarter of each year as real estate taxes are paid for a substantial number of the Bank's mortgage customers.


Capital Resources and Liquidity
-------------------------------

Total capital at September 30, 1997 was $202.4 million, an increase of $3.9 million, or 2.0%, from $198.5 million at June 30, 1997. This increase was primarily attributable to net income for the three month period of $4.8 million which was partially offset by the payment of dividends in the amount of $1.9 million. Also contributing to this increase in capital was an increase in the net unrealized gain on securities available-for-sale in the amount of $975,000.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined).

  As of September 30, 1997, all regulatory capital requirements were exceeded. The actual, required, and well capitalized levels as of September 30, 1997 and June 30, 1997 are as follows: (in thousands)

                                      September 30, 1997
                                                                     To be well
                                 Actual            Required          Capitalized
                            ----------------   ----------------   ------------------
                             Amount    Ratio    Amount   Ratio     Amount     Ratio
                             ------    -----    ------   -----     ------     -----
GAAP Capital                 202,442    9.64%     -        -          -         -

Total Capital (to Risk
weighted assets)             203,280   18.32%   88,781    8.00%   110,976    10.00%
Tier 1 Capital (to Risk
weighted assets)             189,452   17.92%   44,390    4.00%    66,585     6.00%
Tier 1 Capital (core)
(To average assets)          189,452    9.41%   63,381    3.00%   105,634     5.00%




                                        June 30, 1997
                                                                     To be well
                                  Actual           Required          Capitalized
                            -----------------  ----------------   ------------------
                             Amount    Ratio    Amount   Ratio     Amount     Ratio
                             ------    -----    ------   -----     ------     -----

GAAP Capital                  198,494   9.49%      -       -          -         -

Total Capital (to Risk
weighted assets)              199,795  18.36%    87,071   8.00%      108,839  10.00%
Tier 1 Capital (to Risk
weighted assets)              186,190  17.11%    43,536   4.00%       65,303   6.00%
Tier 1 Capital (core)
(To average assets)           186,190   9.11%    61,319   3.00%      102,199   5.00%

At September 30, 1997 the Bank was required by FDIC regulations to maintain minimum levels of liquid assets. The Bank's internal liquidity requirement is based upon a percentage of deposits and borrowings ("liquidity ratio"). The Bank historically has maintained a level of liquid assets in excess of regulatory and internal requirements, and the Bank's liquidity ratio at September 30, 1997 was 23.72%. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes and insurance on mortgage loan escrow accounts, repayment of borrowings, when applicable, and loan commitments.


Nonperforming Assets
--------------------

The following table sets forth information with respect to the Bank's nonperforming assets. Nonaccrual loans are those loans on which the accrual of interest has ceased. Loans are placed on nonaccrual status when they are more than 90 days contractually delinquent. Other nonperforming assets represent property acquired by the Bank through foreclosure or repossession. Foreclosed property is carried at the lower of its fair value or the principal balance of the related loan. Nonperforming assets increased $1.1 million, or 7.3%, to $16.1 million at September 30, 1997 from $15.0 million at June 30, 1997. Management believes that this increase is cyclical in nature and does not indicate a permanent downward trend in the Bank's asset quality.

                                                September 30, 1997   June 30, 1997
                                                ------------------   -------------
Loans accounted for on a nonaccrual basis:
  One-to four family residential loans                   6,565           6,229
  Multifamily and commercial loans                       2,638           2,585
  Consumer loans                                         1,714           1,161
  Commercial business loans                                570             455
                                                        ------          ------

     Total                                              11,487          10,430
                                                        ======          ======

Total nonperforming loans as a
percentage of net loans receivable:                        .73%            .68%
                                                        ======          ======

Total real estate acquired through
foreclosure and other real estate owned:                 4,611           4,549
                                                        ------          ------

     Total nonperforming assets                         16,098          14,979
                                                        ======          ======

Total nonperforming assets as a
percentage of total assets:                                .77%            .72%
                                                        ======         =======

Comparison of Operating Results for the Three Months Ended September 30, 1997
-----------------------------------------------------------------------------
and 1996
--------

General
-------

Northwest Savings Bank's net income for the three months ended September 30, 1997 was $4.8 million compared to $4.3 million, exclusive of a one-time assessment of $5.1 million (after tax) to recapitalize the SAIF, for the three months ended September 30, 1996. This $500,000 increase in net income resulted primarily from a $1.4 million increase in net interest income which was partially offset by a $443,000 increase in the provision for possible loan losses.


Net Interest Income
-------------------

For the three months ended September 30, 1997, total interest income increased by $3.9 million, or 10.5%, to $40.9 million compared to $37.0 million for the three months ended September 30, 1996. This increase primarily resulted from a $194.7 million, or 10.7%, increase in average interest earning assets to $2.008 billion for the three months ended September 30, 1997 from $1.813 billion for the three months ended September 30, 1996. The yield on average interest earning assets decreased slightly to 8.15% for the three months ended September 30, 1997 from 8.17% for the same period last year. In addition to internal growth, the increase in average interest earning assets was assisted by the acquisition of Bridgeville Savings Bank on February 21, 1997 with assets of approximately $56.0 million.

Interest income on loans receivable increased by $3.4 million, or 11.1%, to $33.9 million for the quarter ended September 30, 1997 compared to $30.5 million during the same quarter last year. This increase resulted primarily from a $164.4 million, or 11.8%, increase in average loans outstanding to $1.557 billion for the quarter ended September 30, 1997 from $1.392 billion for the first quarter last year. Loan balances increased because of strong loan demand throughout the Bank's market area as well as the Bridgeville acquisition which contributed net loans of approximately $20.3 million. Partially offsetting the effects of the increase in average balance was a decrease in the yield on average loans to 8.71% for the quarter ended September 30, 1997 from 8.76% for the comparable period last year. The decrease in average yield was primarily a result of the prepayment of higher interest rate loans, the proceeds from which were invested in loans with lower interest rates.

Interest income on mortgage-backed securities remained consistent at $4.8 million for the three months ended September 30, 1997 and 1996 as the average balance and average yield on mortgage-backed securities remained constant at $289.5 million and 6.61%, respectively. The average balance remained unchanged as principal payments were offset by the acquisition of $20.6 million of securities from the Bridgeville transaction.

Interest income on investment securities increased by $497,000, or 30.3%, to $2.1 million for the three months ended September 30, 1997 from $1.6 million for the three months ended September 30, 1996. This increase primarily resulted from a $26.8 million, or 25.7%, increase in the average balance of investment securities to $131.2 million for the quarter ended September 30, 1997 from $104.4 million for the same quarter last year. These increases in average balance and average yield resulted from the Bank purchasing additional securities for the investment portfolio at higher interest rates in an effort to increase net interest income and was assisted by the acquisition of approximately $9.0 million from the Bridgeville transaction.

Interest income on interest-bearing deposits remained essentially unchanged at $107,000 and $112,000, respectively for the first quarter of 1997 and 1996. The average balance of interest-bearing deposits increased by $3.6 million, or 13.3%, to $30.7 million for the three months ended September 30, 1997 from $27.1 million for the three months ended September 30, 1996. This increase was offset by a decrease in the average yield to 1.40% for the quarter ended September 30, 1997 from 1.65% for the same period last year.

Interest expense increased by $2.6 million, or 13.3%, to $22.2 million for the three months ended September 30, 1997 from $19.6 million for the three months ended September 30, 1996. This increase resulted primarily from a $191.1 million, or 11.4%, increase in the average balance of interest-bearing liabilities to $1.861 billion for the quarter ended September 30, 1997 from $1.670 billion for the quarter ended September 30, 1996. In addition, the average cost of funds increased slightly to 4.76% for the quarter ended September 30, 1997 from 4.70% for comparable period last year. The increase in average interest-bearing liabilities resulted primarily from internal deposit growth along with the acquisition of Bridgeville which contributed $34.6 million of deposits. Also contributing to the growth of interest-bearing liabilities was a $19.1 million, or

11.1%, increase in average borrowed funds to $191.5 million for the quarter ended September 30, 1997 from $172.4 million for the quarter ended September 30, 1996. The increase in borrowed funds consisted primarily of Federal Home Loan Bank advances which were used to fund the increases in the Bank's portfolio of loans and investment securities in order to enhance the Bank's net interest income. The increase in the average cost of funds resulted primarily from increases in the rates offered on certificates of deposit as well as continued competitive pressure for deposit accounts.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.4 million, or 8.0%, to $18.8 million for the three months ended September 30, 1997 compared to $17.4 million for the three months ended September 30, 1996.


Provision for Loan Losses
-------------------------

The provision for possible loan losses increased to $660,000 for the three months ended September 30, 1997 from $217,000 for the three months ended September 30,1996. The Bank has increased its provision for possible loan losses as a result of the significant growth in its loan portfolio over the past twelve months.


Noninterest Income
------------------

Noninterest income decreased slightly by $43,000, or 2.7%, to $1.5 million for the three months ended September 30, 1997 from $1.6 million for the three months ended September 30, 1996 as increases in losses on the sale of loans and REO properties of $126,000 and $264,000, respectively, were partially offset by increases in the fees on deposit accounts and insurance income of $153,000 and $165,000, respectively.


Noninterest Expense
-------------------

Excluding the one-time assessment of $8.6 million in the prior year to recapitalize the FDIC's SAIF, noninterest expense remained unchanged at $11.3 million for the three months ended September 30, 1997 and 1996. Normal increases related to inflation and growth were experienced in compensation expense of $330,000, or 5.2%, occupancy expense of $105,000, or 8.6%, and office operations expense of $185,000, or 28.6%. Offsetting these increases was a decrease in federal deposit insurance expense of $550,000, or 68.4%, due to a decrease in premiums to .064% of insured deposits from .23% of insured deposits as a result of the SAIF resolution. In addition, the amortization of intangibles expense decreased by $230,000, or 45.8%, because of a one-time charge of $350,000 in the prior year to write-off an intangible related to the restructuring of the Bank's mortgage banking operations.

Income Taxes
------------

The provision for income taxes for the three months ended September 30, 1997 increased by $3.8 million to $3.5 million from a benefit of $364,000 for the same period last year. This increase primarily resulted from an increase in income before taxes of $9.5 million, to $8.3 million in the current year from a loss of $1.2 million last year due primarily to the one-time SAIF assessment of $8.6 million accrued for in the first quarter of the prior year.


                             Rate/Volume Analysis
                            (Dollars in Thousands)

The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to
(i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), (iii) changes in rate-volume (changes in rate multiplied by changes in volume), and (iv) the net change.

                Three months ended September 30, 1997 and 1996


                                                              Rate/
                                        Rate       Volume     Volume      Total
                                        ----       ------     ------      -----

Interest earning assets:
 Loans receivable                      $(180)       3,602        (21)     3,401
 Mortgage-backed securities                2            1          -          3
 Investment securities                    61          420         16        497
 Other interest bearing deposits         (17)          15         (2)        (5)
                                       -----        -----        ---      -----
Total interest earning assets           (134)       4,037         (8)     3,896

Interest bearing liabilities:
 Passbook and statement savings           42           52          1         95
 Now accounts                             (4)         150         (1)       146
 Money market demand accounts              3           18          -         21
 Certificate accounts                    251        1,889         36      2,175
 Borrowed funds                         (149)         251        (16)        86
                                       -----        -----        ---      -----
Total interest bearing liabilities       144        2,360         20      2,523

Net change in interest income          $(277)       1,678        (27)     1,373
                                       =====        =====        ===      =====

                             Average Balance Sheet
                            (Dollars in Thousands)

The following table sets forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances.

                                                           Three Months Ended September 30,
                                                         1997                            1996
                                            -------------------------------  -------------------------------
                                                                    Average                          Average
                                             Average                Yield/    Average                 Yield/
                                             Balance    Interest     Cost     Balance     Interest    Cost
                                            -------------------------------  -------------------------------
Assets:
------------------------------------------
Interest earning assets:
 Loans receivable (a) (b)                   $1,556,659    33,905      8.71%   1,392,255      30,504   8.76%
 Mortgage-backed securities (c) (e)            289,534     4,788      6.61      289,500       4,785   6.61
 Investment securities (b) (c) (d) (e)         131,152     2,136      6.51      104,394       1,639   6.28
 Other interest-bearing deposits                30,662       107      1.40       27,124         112   1.65
                                            ----------   -------             ----------  ----------
Total interest earning assets                2,008,007    40,936      8.15    1,813,273      37,040   8.17
Noninterest earning assets                      83,670                           76,249
                                            ----------                       ----------
Total assets                                $2,091,677                        1,889,522
                                            ==========                       ==========

Liabilities and Shareholders' Equity:
------------------------------------------
Interest bearing liabilities:
 Passbook and Statement Savings             $  285,089     2,483      3.48      279,022       2,388   3.42
 Now accounts                                  228,679     1,114      1.95      197,932         968   1.96
 Money market demand accounts                   83,103       703      3.38       81,000         682   3.37
 Certificate accounts                        1,073,076    15,504      5.78      939,890      13,329   5.67
 Borrowed funds (f)                            191,474     2,360      4.93      172,440       2,274   5.27
                                            ----------   -------             ----------  ----------
Total interest bearing liabilities           1,861,421    22,164      4.76    1,670,284      19,641   4.70
Noninterest bearing liabilities                 30,463                           29,298
                                            ----------                       ----------
Total liabilities                            1,891,884                        1,699,582
Retained earnings                              199,793                          189,940
                                            ----------                       ----------
Total liabilities and equity                $2,091,677                        1,889,522
                                            ==========                       ==========

Net interest income/Interest rate spread                 $18,772      3.39%              $   17,399   3.47%
                                                         =======                         ==========

Net interest earning assets                 $  146,586                       $  142,989
                                            ==========                       ==========

Net interest margin                                                   3.74%                           3.84%

Ratio of interest earning assets to
 interest bearing liabilities                   1.08 X                           1.09 X
                                                ======                           =======

(a) Average loans receivable includes loans held as available for sale and loans placed on nonaccrual status.
(b) Interest income on tax-free loans and investment securities is not presented on a taxable equivalent basis.
(c) Average balances include the effect of unrealized gains or losses on securities held as available for sale.
(d) Average balances include FNMA and FHLMC stock.
(e) Interest income on marketable securities does not include market value adjustments for securities available for sale.
(f) Average balances include FHLB advances, securities sold under agreements to repurchase and other borrowings.

PART II.  OTHER INFORMATION


Item 1. Legal Proceedings
-------------------------

Northwest Savings Bank and Northwest Bancorp, along with unrelated parties, have been named as defendants in a class action lawsuit filed in the Allegheny County Court of Common Pleas. This lawsuit is brought on behalf of purchasers of common stock in Northwest's initial public offering in November 1994. It alleges that Northwest breached its contractual obligations and fiduciary duties by carrying out the offering at a price that allegedly was not justified by market and financial conditions. The Bank previously obtained the dismissal of a lawsuit brought by the same counsel in federal court making similar allegations under federal law. Management intends to defend this lawsuit vigorously.

There are various other claims and lawsuits which involve the Bank as either plaintiff or defendant that are incidental to the Bank's business. In the opinion of management, none of these actions, either individually or in the aggregate, are expected to have a material adverse effect on the results of the Bank's operations.

Item 2. Changes in Securities
-----------------------------

Not applicable.

Item 3. Defaults Upon Senior Securities
---------------------------------------

Not applicable.

Item 4. Submission of Matters to a Vote of Security Holders
-----------------------------------------------------------

None

Item 5. Other Information
-------------------------

Holding Company Reorganization
------------------------------

The Board of Directors of Northwest Savings Bank has approved a plan to reorganize the Bank into a two-tier holding company structure. The plan calls for the formation of a new, state chartered stock holding company which will become the parent of Northwest Savings Bank and in turn own 100% of the Bank's common stock. The current shareholders of Northwest Savings Bank will in turn exchange their existing Bank shares for an equivalent number of shares of the holding company. This two-tier holding company structure will give Northwest greater flexibility by maintaining the benefits of the mutual holding company while capitalizing on the additional opportunities available to stock holding companies. All regulatory approvals for this transaction have been received.

Stock Split
-----------

On October 15, 1997 the Bank announced a 2 for 1 stock split in the form of a 100% stock dividend. The terms of the stock dividend call for each shareholder of record as of November 1, 1997 to receive one additional share of Northwest stock for each share held on that date. Such shares will be distributed on November 14, 1997. The Bank's Board of Directors declared the split in an effort to increase the liquidity and trading activity of the stock. In addition, the stock will become more available and affordable to a broader base of investors, many of whom are customers of the Bank.

Business Combinations
---------------------

On October 14 1997 the Bank purchased the deposit accounts of a First Western Bank branch office located in Oil City, Pennsylvania. The branch office had deposits of approximately $11.6 million and was accounted for using the purchase method of accounting.

In June 1997, the Bank entered into a definitive agreement to acquire Corry Savings Bank which has one office located in Corry, Pennsylvania and assets of approximately $29.0 million. It is expected that, subject to regulatory and shareholder approval, this acquisition will be consummated by the end of the year. This acquisition will be recorded using the purchase method of accounting.

In September 1997, the Bank entered into a definitive agreement with National City Bank of Pennsylvania to acquire nine offices, and the related deposit accounts, located in Northwest Pennsylvania. The offices have deposits totaling approximately $157.0 million and the acquisition will be recorded using the purchase method of accounting.

Item 6. Exhibits and Reports on Form 8-K
----------------------------------------

     (a)  Exhibit No. 11 Statement re: computation of per share earnings


                                              Three Months        Three Months
                                                  Ended               Ended
                                              Sept. 30, 1997      Sept. 30, 1996
                                              --------------      --------------

Net income                                      $ 4,837,188        $  (832,056)

Weighted average common shares
 outstanding                                     23,135,842         23,037,104

Common stock equivalents due to effect
 of stock options                                   279,845            (14,871)
                                                -----------        -----------

Total weighted average common shares and
  equivalents outstanding                        23,415,687         23,022,233

Primary earnings per share                      $      0.21        $     (0.04)
                                                ===========        ===========

Total weighted average common shares and
  equivalents outstanding                        23,415,687         23,022,233

Additional dilutive shares using end of
  period market value versus average market
  value for the computation of stock options
  under the treasury stock method                    67,640            (12,580)
                                                -----------        -----------

Total weighted average common shares and
  equivalents for fully diluted computation      23,483,327         23,009,653

Fully diluted earnings per share                $      0.21        $     (0.04)
                                                ===========        ===========

     (b)  No Form 8-K reports were filed during the quarter

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned thereunto duly authorized.

                             NORTHWEST SAVINGS BANK



Date: Nov. 13, 1997      By: /s/ John O. Hanna
                            ------------------
                                 John O. Hanna
                                 President and Chief Executive Officer



Date: Nov. 13, 1997      By: /s/ William J. Wagner
                            ----------------------
                                 William J. Wagner
                                 Chief Operating Officer
                                 Chief Financial Officer